UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 20, 2005

AKZO NOBEL N.V.
(Translation of registrant's name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

0 - 017444
(Commission file number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	F.H. Hensel	Name :	J.J.M. Derckx
Title :	Senior Vice President Finance	Title :	Director Corporate Control

Dated : April 20, 2005

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

Presentation of financial information for 2004 in accordance with International Financial Reporting Standards

Introduction
Up to December 31, 2004, Akzo Nobel published its financial statements under Generally Accepted Accounting Principles in the Netherlands (NL GAAP). From 2005 onwards, the Company will issue its consolidated financial statements in accordance with International Accounting Standards (IAS), International Financial Reporting Standards (IFRS)1, and Interpretations. This change applies to all financial reporting for accounting periods beginning on or after January 1, 2005. Akzo Nobel’s first IFRS results will be those for the first quarter of 2005, and the Company’s first Annual Report under IFRS will be that for 2005. As the Company publishes comparative information for one year in its Annual Report, the transition date to IFRS will be January 1, 2004.

The report “IFRS based reporting Q-1 – Q-3 2004” was published on December 14, 2004. Compared to this report, an adjustment was made to the IFRS-based balance sheets, namely an increase in deferred tax assets and shareholders’ equity of EUR 17 million. The benefits receivable under the U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 are tax free, whereas in the earlier report it was assumed that they would be taxable. This has no impact on the results for the quarters of 2004. The information originally included in the report “IFRS based reporting Q-1 – Q-3 2004” has been adjusted accordingly and is now included in this report, so that it provides full and up-to-date information on the impact of IFRS on all quarters and for the year 2004.

IFRS impact – net income up; shareholders’ equity down; funds balance unchanged
This report gives a detailed overview of the consequences for the Company of accounting under IFRS. In summary, the impact of IFRS on the Company’s accounts is an increase in net income for 2004 of EUR 89 million, but a decline in shareholders’ equity, at December 31, 2004, of EUR 410 million. This is mainly attributable to the differences in the method of accounting under IFRS for pensions and other postretirement benefits, the recognition of deferred taxes on intercompany profit, the recognition of the payment received from Pfizer for the asenapine cooperation, and the recognition of goodwill. For the most part, the changed accounting is a matter of timing of the recognition of assets, liabilities, and related results. Consequently, volatility of earnings under IFRS could increase in the future. However, there is no impact on the underlying cash flows of the businesses. We currently do not expect that the changed accounting will have a significant impact on our dividend payments.

[1] References to IFRS in this document relate to International Accounting Standards and International Financial Reporting Standards.

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

Presentation of IFRS-based information
The purpose of this report is to provide information on the expected impact of the adoption of IFRS on the Company’s reported performance and financial position. It consists of the following:

- changes in accounting principles compared to NL GAAP, due to the adoption of IFRS
- reconciliation of shareholders’ equity at January 1, 2004
- breakdown of IFRS shareholders’ equity at January 1, 2004
- IFRS-based balance sheet and segment reporting at January 1, 2004
- reconciliation of full year 2004 net income
- IFRS-based statements of income for the quarters and year 2004
- IFRS-based segment reporting for the quarters and year 2004
- reconciliation of shareholders’ equity at December 31, 2004
- breakdown of IFRS shareholders’ equity at December 31, 2004
- IFRS-based balance sheet and segment reporting at December 31, 2004
- IFRS-based statement of changes in shareholders’ equity for the full year 2004
- IFRS-based statement of cash flows for the full year 2004

The figures in this report have been prepared on the basis of the standards expected to be applicable to the Annual Report on 2005. However, IFRS is subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB. IFRS could therefore be subject to change. As a consequence, these figures and the discussion in this report should be treated with appropriate caution as they may need to be revised in light of such changes. This report is indicative of the Company’s future results and, for the reasons noted above, may not be representative of the impact of IFRS on the Company’s results of operations or financial condition for fiscal year 2005, or any future period. We will update this information for any changes in standards or interpretation as and when these changes are made. The figures in this report are unaudited.

Changes in accounting principles due to the adoption of IFRS
Certain standards included in IFRS had already been incorporated in NL GAAP. This concerns, inter alia, accounting for intangible assets other than goodwill, which also includes accounting for development costs. As there are no differences, this has not resulted in any changes in accounting principles.

For those standards not included in NL GAAP, we have adjusted our accounting principles as described below. For accounting principles which we do not expect to change, we refer to our Annual Report 2004, pages 80 to 83.

Employee benefits

Pensions and other postretirement benefits
Until December 31, 2004, the Company accounted for pensions and other postretirement benefits in accordance with SFAS 87 and SFAS 106.

For the implementation of IAS 19 Employee Benefits in respect of pensions and other postretirement benefits, the Company has to recognize the funded status, at January 1, 2004, of the projected benefit obligation (PBO) in so far as this is not covered by provisions

IFRS-based reporting for 2004 & implementation of IAS 32 and 39 or prepaid pension assets in the NL GAAP balance sheet. Any unvested portion of past service cost at that date is to be excluded.

On January 1, 2004, the Company had a significant deficit for its pension and other postretirement benefit plans. The deficit in excess of provisions and prepaid pension assets in the NL GAAP balance sheet has been charged against shareholders’ equity in the IFRS opening balance sheet at January 1, 2004. This concerns an amount of EUR 1,342 million after taxes. At December 31, 2004, this amount was EUR 1,232 million after taxes.

In the NL GAAP balance sheet, the Company has also recognized a so-called minimum pension liability for the deficit determined on the accumulated benefit obligation (ABO) level, as required under SFAS 87. This consists of an after-tax charge against shareholders’ equity (January 1, 2004: EUR 824 million; December 31, 2004: EUR 759 million) and recognition of an intangible asset (January 1, 2004: EUR 165 million; December 31, 2004: EUR 137 million). As these are not allowed under IAS 19, the minimum pension liability-related entries have been reversed, partly offsetting the aforementioned recognition of the deficits on a PBO basis.

The consequences of the U.S. Medicare Prescription Drug, Improvement and Modernization Act of 2003 have also been taken into account in the IFRS opening balance sheet. This has resulted in the recognition of a tax-free financial noncurrent asset of EUR 43 million (at December 31, 2004: EUR 48 million).

Going forward, the full recognition of the deficit at January 1, 2004, will result in lower net period pension costs for 2004, as the deferred losses under SFAS 87 and SFAS 106 no longer have to be amortized. As a result of the improved pension funding situation at December 31, 2004, IFRS-based 2005 pension charges are expected to drop by some EUR 50 million, compared to 2004.

Included in the 2004 net income effect of IAS 19 is an after-tax gain of EUR 43 million for the settlements/curtailments as a consequence of the Catalysts divestment.

Other employee benefits
IAS 19 requires provisioning of long-term employee benefits, such as payments on the occasion of a service jubilee of an employee. This is not specifically required under NL GAAP, where costs for such benefits often are recognized on a pay-as-you-go basis. The required provision for other long-term benefits in accordance with IAS 19 amounts to EUR 13 million, which is EUR 8 million after taxes (at December 31, 2004: also EUR 13 million and EUR 8 million, respectively).

Revenues

General
Revenue under IFRS is defined as the revenue from the sale and delivery of goods and services and royalty income, net of rebates, discounts, and similar allowances, and net of sales tax. Revenue is recognized when the significant risks and rewards have been transferred to a third party.

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

The Company used to report royalty income under “Other results” in the statement of income. Under IFRS, royalty income is reclassified to “Revenues”. Also proceeds for certain services rendered by the Company, which used to be deducted from cost lines in the statement of income, have now been reclassified to “Revenues”.

Pfizer payment
In December 2003, the Company received an initial payment of EUR 88 million (EUR 70 million after taxes) from Pfizer for the codevelopment and comarketing agreement for asenapine. In accordance with the contract and the spirit thereof, this payment is a nonrefundable reimbursement of the expenses incurred by Akzo Nobel in prior years for the development of asenapine-related know-how so far. In accordance with NL GAAP, such payment was recognized as income immediately.

In accordance with IFRS revenue recognition rules, nonrefundable upfront fees are initially reported as deferred income and will be recognized as revenue based on the (expected) development costs over the remaining first part of the development period, currently anticipated to be from 2004 to 2007. At December 31, 2004 an amount was deferred of EUR 56 million (EUR 45 million after taxes)

This has the consequence that this payment which had already been recognized in 2003 NL GAAP income, is again recognized in IFRS revenues but now over the years 2004–2007.

Income taxes
As allowed under NL GAAP, the tax effect on the elimination of intercompany profit in inventories is based on the tax rate of the country of the company sending the goods, thus fully eliminating the intercompany sale in the statement of income. IFRS, however, prescribes that tax on such elimination is to be based on the tax rate of the country of the company receiving the goods.

As a consequence, the deferred tax asset related to intercompany profit has increased by EUR 76 million at January 1, 2004. At December 31, 2004, this amount was EUR 33 million. Going forward, the impact on earnings will be determined by the changes in levels of intercompany inventory in the various countries.

Furthermore, IFRS specifically prescribes that current and deferred tax assets and liabilities in countries which have separate tax rates for distributed and undistributed profits are measured at the tax rate applicable to undistributed profits. The income tax consequences of dividends are recognized when a liability to pay the dividend is recognized.

For NL GAAP in certain circumstances such current and deferred tax assets and liabilities can be measured at the tax rate applicable to distributed profits. The impact of this difference on the Company’s accounts is limited.

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

Business combinations
Under NL GAAP, purchased goodwill is capitalized and amortized. IFRS 3 prescribes that purchased goodwill must be capitalized and not amortized, but tested for impairment annually.

Akzo Nobel has elected the transition option in IFRS 1 to apply IFRS 3 prospectively from the transition date. This option was chosen rather than to restate all previous business combinations. The impact of IFRS 3 and associated transitional arrangements on Akzo Nobel is as follows:

-	all prior business combination accounting is frozen at the transition date; and
-	the value of goodwill is frozen at January 1, 2004, and amortization previously reported under NL GAAP for 2004 is removed for financial statements prepared under IFRS.

Provisions

Discounting
IFRS, in principle, prescribes discounting of all provisions, which is not always the case in NL GAAP. The impact of discounting of provisions thus far undiscounted at January 1, 2004, is a decrease in provisions of EUR 16 million, which is EUR 11 million after taxes. At December 31, 2004, these amounts were EUR 29 million and EUR 20 million, respectively.

Going forward, the interest accrued on discounted provisions will be recognized under financing charges. Under NL GAAP, such charges were included in operating income.

Restructuring provisions
In accordance with NL GAAP, restructuring provisions are recognized if the restructuring had been announced to the employees involved before the date of the financial statements. Under IFRS, a restructuring can only be recognized if this is announced before the balance sheet date.

Restructurings for which provisions amounted to EUR 9 million (EUR 6 million after taxes) were announced in January 2004. Therefore, these provisions do not qualify for recognition under IFRS in the balance sheet at January 1, 2004, but are recognized under IFRS in the first quarter of 2004. In the quarters of 2004, certain restructuring provisions reported under NL GAAP also do not meet the IFRS recognition criteria and are deferred for recognition in the next quarter. At December 31, 2004, all provisions qualified for recognition under IFRS.

Share-based payments
In accordance with NL GAAP, the Company recognized expenses related to stock options as a direct charge to shareholders’ equity when the related payments were incurred.

In accordance with IFRS 2, the Company’s stock option plans qualify as so-called cash-settled plans. As a consequence, the Company has to charge the fair value of the stock options against income (first spread over the vesting period and later over the remaining life of the options) and recognize a related liability in the balance sheet. This liability at January 1, 2004, amounted to EUR 11 million, which is EUR 8 million after taxes. At

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

December 31, 2004, these amounts were EUR 16 million and EUR 10 million, respectively. The fair value has been calculated using the binomial options valuation model. The charge to income over the relevant option vesting periods is adjusted to reflect actual and expected levels of vesting.

Nonconsolidated companies
Valuation of the Company’s interest in nonconsolidated companies is based as much as possible on IFRS, as adopted by Akzo Nobel. The impact of the difference between NL GAAP and IFRS for nonconsolidated companies on the Company’s accounts is limited.

Jointly controlled companies
For interests in jointly controlled legally incorporated companies IFRS prescribes that they must be either proportionally consolidated or equity accounted as a nonconsolidated company. The chosen method has to be applied to all such interests. Under NL GAAP, the Company equity accounts most of the jointly controlled interests. However, the joint venture with Sanofi-Synthélabo (for the antithrombotic Arixtra®) has been proportionally consolidated.

Under IFRS, the Company has elected to equity account all jointly controlled interests. The impact of the deconsolidation in the January 1, 2004 balance sheet of the joint venture with Sanofi-Synthélabo is not significant and does not affect shareholders’ equity or net income. Due to the change in setup in the first quarter of 2004, this joint venture ceased to exist and was replaced by a revenue arrangement based on future sales from jointly developed antithrombotic products.

It should be noted that the cooperation with Pfizer for asenapine is not legally incorporated. As a consequence, this cooperation is proportionally consolidated for both NL GAAP and IFRS.

Nonrecurring items
In its NL GAAP statements, the Company separately reported so-called nonrecurring items. These relate to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately to give a better understanding of the underlying result for the period. These include items such as restructurings and impairment charges, significant gains and losses on the disposal of businesses, and costs related to major lawsuits and antitrust cases, not meeting the requirements for extraordinary items.

NL GAAP operating income before nonrecurring items is one of the key figures management uses to assess the performance of the Company, as these figures better reflect the underlying trends in the results of the activities.

IFRS does not allow this concept. Therefore, the Company will not report IFRS earnings figures excluding nonrecurring items. However, for a better understanding of the Company’s earnings development, the most important elements of nonrecurring items will now be reported on a separate line within operating income in the statement of income.

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

Cumulative translation differences
The Company chose the option in IFRS 1 whereby cumulative translation differences in shareholders’ equity are deemed to be zero at the date of transition. The negative NL GAAP balance of EUR 1,045 million at January 1, 2004, is deducted from “Other reserves”, which therefore starts with a negative balance of EUR 414 million. However, as 2004 net income is higher than dividends paid during the year, the balance of “Other reserves” and “Undistributed profit” at December 31, 2004, shows a positive balance of EUR 193 million. It should be noted that if the Company would ever have negative “Other reserves”, in principle, it will still be able to pay dividends but then from “Additional paid-in capital”.

IFRS standards with a prospective impact

Financial instruments
IFRS as applied for the restated figures of 2004 does not include standards IAS 32 and 39 for financial instruments. The Company has opted for the transition provision of IFRS 1 to apply these standards as from January 1, 2005. The after-tax effect of the implementation of IAS 32 and 39 on January 1, 2005, on balance, is a credit to shareholders’ equity of EUR 12 million. The principal effects of the implementation of IAS 32 and 39 are described per instrument below. Details on the Company’s financial instruments can also be found on pages 102 and 103 of the 2004 Annual Report.

It should be noted that the impact of the adoption of IAS 32 and 39 has been determined to the best of our present knowledge. The recognition of financial instruments is a very complex matter. As a consequence, our views and position could be subject to change.

Long-term borrowings
Long-term borrowings used to be valued at nominal value, any placements costs or premium or discount on issue used to be amortized on a straight line basis. IFRS prescribes that such borrowings are valued at amortized cost applying the effective interest rate method. The effect on shareholders’ equity at January 1, 2005, is a credit of EUR 1 million after taxes.

Cash and cash equivalents
Short-term investments used to be valued at the lower of cost or market value. Under IFRS they need to be valued at market value. The effect on shareholders’ equity at January 1, 2005, is an after-tax credit of EUR 1 million.

Forward exchange contracts
Forward exchange contracts concluded to hedge receivables or payables in foreign currency used to be valued at spot rates prevailing at the balance sheet date. Foreign currency hedges of anticipatory transactions or firm commitments used to be deferred in the balance sheet until the hedged transactions had been reflected in the accounts. Forward exchange contracts under IFRS need to be valued at fair value in the balance sheet and changes in fair value are to be recognized in the statement of income. The Company in principle will not apply hedge accounting for these types of contracts. The effect on shareholders’ equity at January 1, 2005, is an after-tax charge of EUR 1 million.

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

The Company used to net the value of the forward exchange contracts per contract partner. Under IFRS such netting is not allowed. As a consequence all contracts are recognized separately on the appropriate lines in the balance sheet.

Interest rate derivatives
The Company holds certain interest swaps and interest rate currency swaps to hedge fixed-rate interest-bearing borrowings and in some cases foreign currency exchange risks. Interest rate derivatives in a hedge relationship used not to be valued in the balance sheet. The interest on the fixed and floating rate legs were recognized in the statement of income on an accrual basis. The cross currency element in the interest rate currency swaps was recognized in the balance sheet at the spot rate prevailing at the balance sheet date. The changes in the values so calculated were recognized in the statement of income to offset the currency exchange differences on the borrowings in foreign currency. Under IFRS these contracts have to be valued at fair value in the balance sheet. The Company will apply fair value hedge accounting for these contracts. The impact on shareholders’ equity at January 1, 2005, on balance, is an after-tax charge of EUR 5 million.

The Company also has some forward rate agreements, for which no hedge accounting will be applied. The effect on shareholders’ equity per January 1, 2005, is negligible.

It should be noted that the Company used to net the recorded book value of the interest derivatives with the book value of the loans. Under IFRS this netting is not allowed. The instruments under IFRS now are recorded separately on the appropriate line items in the balance sheet.

Commodities
In order to cover the price risk of natural gas the Company has entered into certain petroleum swaps and gas futures, which have to be recognized at fair value in the balance sheet. At present no hedge accounting will be applied for these contracts. The effect on shareholders’ equity per January 1, 2005 is negligible.

Embedded derivative
Included in a long-term contract to buy natural gas is an embedded derivative. The euro price at which the gas in future will be bought is linked to the petroleum price denominated in U.S. dollars. This embedded derivative under IFRS needs to be included in the balance sheet at fair value. The effect on shareholders’ equity per January 1, 2005 is an after-tax credit of EUR 16 million.

Emission rights
Starting in 2005, governments will grant CO2 emission allowances to certain companies.

IASB and IFRIC recently issued guidance on accounting for such allowances, which will have to be applied from 2006 onwards. The Company still has to decide whether it will adopt this standard earlier for the 2005 financial statements.

Arnhem, April 19, 2005	The Board of Management

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

R E C O N C I L I A T I O N O F S H A R E H O L D E R S ’ E Q U I T Y A T J A N U A R Y 1 , 2 0 0 4

Millions of euros	Capital andreserves	Minimum pension liability	Shareholders’ equity

NL GAAP shareholders’ equity
at December 31, 2003	3,326	(824)	2,502
Pensions and other postretirement benefits	(1,299)	824	(475)
Deferred taxes on intercompany profit	76		76
Pfizer payment	(70)		(70)
Discounting of provisions	11		11
Other long-term employee benefits	(8)		(8)
Share-based payments	(8)		(8)
Restructuring provisions	6		6
Other	12		12

IFRS shareholders’ equity at January 1, 2004	2,046		2,046

S H A R E H O L D E R S ’ E Q U I T Y A T J A N U A R Y 1 , 2 0 0 4

Millions of euros	IFRS	NL GAAP

Subscribed share capital	572	572
Additional paid-in capital	1,803	1,803
Statutory reserves	85	85
Cumulative translation differences		(1,045)
Other reserves and undistributed profit	(414)	1,911

Capital and reserves	2,046	3,326
Minimum pension liability		(824)

Shareholders’ equity	2,046	2,502

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

C O N D E N S E D C O N S O L I D A T E D B A L A N C E S H E E T A T J A N U A R Y 1 , 2 0 0 4

Millions of euros	IFRS	NL GAAP

Intangible assets	424	590
Property, plant and equipment	3,967	3,967
Deferred tax assets	923	429
Deferred tax asset for minimum pension liability		361
Other financial noncurrent assets	681	1,076

Inventories	2,119	2,133
Receivables	2,679	2,671
Cash and cash equivalents	727	727

Total	11,520	11,954

Capital and reserves	2,046	3,326
Minimum pension liability		(824)

Akzo Nobel N.V. shareholders' equity	2,046	2,502
Minority interest	140	140

Equity	2,186	2,642

Provisions	3,863	2,581
Provision for minimum pension liability		1,342
Deferred income	88
Long-term borrowings	2,717	2,717
Short-term borrowings	441	441
Current liabilities	2,225	2,231

Total	11,520	11,954

Gearing	1.11	0.92

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

I N V E S T E D C A P I T A L A T J A N U A R Y 1 , 2 0 0 4

Millions of euros	IFRS	NL GAAP

Pharma	2,555	2,506
Coatings	2,041	2,043
Chemicals	2,586	2,604
Other	994	964

Akzo Nobel	8,176	8,117

R E C O N C I L I A T I O N O F F U L L Y E A R 2 0 0 4 N E T I N C O M E

Millions of euros	Net income

NL GAAP net income	856
Pensions and other postretirement benefits	95
Deferred taxes on intercompany profit	(43)
Pfizer payment	25
Termination of goodwill amortization	19
Discounting of provisions	9
Restructuring provisions	(6)
Share-based payments	(3)
Other long-term employee benefits	–
Other	(7)

IFRS net income	945

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F I N C O M E

Millions of euros	January–December

	IFRS	NL GAAP

Revenues	12,833	12,688
Operating costs	(11,498)	(11,499)
Restructuring and impairment charges	(196)	(199)
Results on divestments	579	509
Charges related to legal and antitrust cases	(191)	(199)

Operating income	1,527	1,300
Financing charges	(144)	(123)

Operating income less financing charges	1,383	1,177
Taxes	(412)	(298)

Earnings of consolidated companies, after taxes	971	879
Earnings from nonconsolidated companies (incl. nonrecurring items)	10	12

Earnings before minority interest	981	891
Minority interest	(36)	(35)

Net income	945	856

Return on sales, in %	11.9	10.2
Interest coverage	10.6	10.6

Net income per share, in EUR
– basic	3.31	3.00
– diluted	3.30	2.99

EBITDA	2,097	1,893

Depreciation	542	540
Amortization	28	53

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

R E C O N C I L I A T I O N O F S H A R E H O L D E R S ’ E Q U I T Y A T D E C E M B E R 3 1 , 2 0 0 4

Millions of euros	Capital and reserves	Minimum pension liability	Shareholders’ equity

NL GAAP shareholders’ equity
at December 31, 2004	3,795	(759)	3,036
Pensions and other postretirement benefits	(1,184)	759	(425)
Deferred taxes on intercompany profit	33		33
Termination of goodwill amortization	19		19
Pfizer payment	(45)		(45)
Discounting of provisions	20		20
Other long-term employee benefits	(8)		(8)
Share-based payments	(10)		(10)
Restructuring provisions	–		–
Other	6		6

IFRS shareholders’ equity
at December 31, 2004	2,626		2,626

S H A R E H O L D E R S ’ E Q U I T Y A T D E C E M B E R 3 1 , 2 0 0 4

Millions of euros	IFRS	NL GAAP

Subscribed share capital	572	572
Additional paid-in capital	1,803	1,803
Statutory reserves	85	85
Cumulative translation differences	(20)	(1,070)
Other reserves	(759)	1,635
Undistributed profits	945	770

Capital and reserves	2,626	3,795
Minimum pension liability		(759)

Shareholders’ equity	2,626	3,036

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

C O N D E N S E D C O N S O L I D A T E D B A L A N C E S H E E T

	January 1, 2005 IFRS*	December 31, 2004 IFRS	December 31, 2004 NL GAAP

Millions of euros

Intangible assets	448	448	561
Property, plant and equipment	3,535	3,535	3,535
Deferred tax assets	778	784	351
Deferred tax asset for minimum
pension liability			354
Other financial noncurrent assets	883	624	1,048

Inventories	1,978	1,978	1,978
Receivables	2,791	2,761	2,767
Cash and cash equivalents	1,812	1,811	1,811

Total	12,225	11,941	12,405

Capital and reserves	2,638	2,626	3,795
Minimum pension liability			(759)

Akzo Nobel N.V. shareholders' equity	2,638	2,626	3,036
Minority interest	140	140	140

Equity	2,778	2,766	3,176

Provisions	3,613	3,608	2,479
Provision for minimum pension liability			1,240
Deferred income	56	56
Long-term borrowings	2,983	2,694	2,694
Short-term borrowings	258	258	258
Current liabilities	2,537	2,559	2,558

Total	12,225	11,941	12,405

Gearing	0.51	0.41	0.36

* Includes the effect of the adoption of IAS 32 and 39 for financial instruments.

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

I N V E S T E D C A P I T A L A T D E C E M B E R 3 1 , 2 0 0 4

Millions of euros	IFRS	NL GAAP

Pharma	2,430	2,387
Coatings	2,067	2,057
Chemicals	2,047	2,043
Other	710	740

Akzo Nobel	7,254	7,227

S T A T E M E N T O F C H A N G E S I N S H A R E H O L D E R S ’ E Q U I T Y

Millions of euros	IFRS	NL GAAP

Shareholders’ equity at January 1, 2004	2,046	2,502
Net income	945	856
Dividend	(343)	(343)
Changes related to minimum pension liability		65
Share-based payments	(2)	(2)
Delivery of purchased shares	–	–
Changes in exchange rates in respect of
affiliated companies	(20)	(42)

Shareholders’ equity at December 31, 2004	2,626	3,036

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F C A S H F L O W S

Millions of euros	January - December

	IFRS		NL GAAP

Total earnings before minority interest	981		891
Depreciation and amortization	570		593

Cash flow	1,551		1,484

Pretax gain on divestments	(579)		(509)
Changes in working capital	164		156
Impairments	74		74
Changes in provisions and deferred tax assets and accrued prepaid pension costs	(42)		(1)
Retained income of nonconsolidated companies	71		71
Other changes	(2)		(2)

Net cash provided by operations		1,237		1,273

Capital expenditures	(551)		(551)
Expenditures for intangible assets	(28)		(28)
Acquisitions	(80)		(80)
Proceeds from divestments	1,036		1,036
Investments nonconsolidated companies	11		(29)
Other changes	2		6

Net cash generated by investing activities		390		354
Dividends paid		(366)		(366)

Funds balance		1,261		1,261

Net cash used for financing activities		(169)		(169)
Effect of exchange rate changes on cash and cash equivalents		(8)		(8)

Change in cash and cash equivalents		1,084		1,084

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F I N C O M E

Millions of euros	1st quarter		2nd quarter		3rd quarter

	IFRS	NL GAAP	IFRS	NL GAAP	IFRS	NL GAAP

Revenues	3,169	3,138	3,363	3,325	3,222	3,185
Operating costs	(2,844)	(2,846)	(2,992)	(2,990)	(2,857)	(2,856)
Restructuring and impairment charges	(46)	(38)	(23)	(53)	(68)	(42)
Results on divestments			4	4	458 [1]	458
Charges related to legal and antitrust cases	(23)	(23)	(61)	(61)	(58)	(58)

Operating income	256	231	291	225	697	687
Financing charges	(38)	(32)	(40)	(36)	(33)	(27)

Operating income less financing charges	218	199	251	189	664	660
Taxes	(83)	(64)	(87)	(61)	(144)	(129)

Earnings of consolidated companies, after taxes	135	135	164	128	520	531
Earnings from nonconsolidated companies (incl. nonrecurring items)	6	6	(4)	(5)	(1)	(1)

Earnings before minority interest	141	141	160	123	519	530
Minority interest	(8)	(8)	(11)	(11)	(9)	(9)

Net income	133	133	149	112	510	521

Return on sales, in %	8.1	7.4	8.7	6.8	21.6	21.6
Interest coverage	6.7	7.2	7.3	6.3	21.1	25.4

Net income per share, in EUR
– basic	0.47	0.47	0.52	0.39	1.78	1.82
– diluted	0.46	0.46	0.52	0.39	1.78	1.82

EBITDA	406	388	440	380	838	833
Depreciation	144	144	144	143	133	132
Amortization	6	13	5	12	8	14

[1]	The impact of IAS 19 for pensions and other postretirement benefits on the results of divestments of Catalysts and Phosphorus Chemicals was determined in the fourth quarter of 2004.

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F I N C O M E

Millions of euros	4th quarter		January–June		January–September

	IFRS	NL GAAP	IFRS	NL GAAP	IFRS	NL GAAP

Revenues	3,079	3,040	6,532	6,463	9,754	9,648
Operating costs	(2,805)	(2,807)	(5,836)	(5,836)	(8,693)	(8,692)
Restructuring and impairment charges	(59)	(32)	(69)	(91)	(137)	(133)
Results on divestments	117 [1]	47	4	4	462	462
Charges related to legal and antitrust cases	(49)	(91)	(84)	(84)	(142)	(142)

Operating income	283	157	547	456	1,244	1,143
Financing charges	(33)	(28)	(78)	(68)	(111)	(95)

Operating income less financing charges	250	129	469	388	1,133	1,048
Taxes	(98)	(44)	(170)	(125)	(314)	(254)

Earnings of consolidated companies, after taxes	152	85	299	263	819	794
Earnings from nonconsolidated companies (incl. nonrecurring items)	9	12	2	1	1

Earnings before minority interest	161	97	301	264	820	794
Minority interest	(8)	(7)	(19)	(19)	(28)	(28)

Net income	153	90	282	245	792	766

Return on sales, in %	9.2	5.2	8.4	7.1	12.8	11.8
Interest coverage	8.6	5.6	7.0	6.7	11.2	12.0

Net income per share, in EUR
– basic	0.54	0.31	0.99	0.86	2.77	2.68
– diluted	0.53	0.31	0.98	0.85	2.76	2.67

EBITDA	413	292	846	768	1,684	1,601
Depreciation	121	121	288	287	421	419
Amortization	9	14	11	25	19	39

[1] Includes the impact of IAS 19 for pensions and other postretirement benefits on the results of divestments of Catalysts and Phosphorus Chemicals.

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

S E G M E N T R E P O R T I N G

Millions of euros	1st quarter		2nd quarter		3rd quarter

	IFRS	NL GAAP	IFRS	NL GAAP	IFRS	NL GAAP

Revenues
Pharma	841	821	825	808	826	801
Coatings	1,238	1,231	1,405	1,397	1,388	1,381
Chemicals	1,121	1,118	1,152	1,147	1,037	1,033
Other	(31)	(32)	(19)	(27)	(29)	(30)

Akzo Nobel	3,169	3,138	3,363	3,325	3,222	3,185

Operating income
Pharma	111	99	118	104	84	69
Coatings	84	82	145	108	117	135
Chemicals	101	93	88	80	514	503
Other	(40)	(43)	(60)	(67)	(18)	(20)

Akzo Nobel	256	231	291	225	697	687

Invested capital,
at end of quarter
Pharma	2,708	2,633	2,707	2,638	2,536	2,484
Coatings	2,264	2,260	2,215	2,208	2,204	2,193
Chemicals	2,630	2,629	2,662	2,657	2,212	2,206
Other	820	798	894	863	868	811

Akzo Nobel	8,422	8,320	8,478	8,366	7,820	7,694

Depreciation and
amortization
Pharma	44	45	40	41	42	43
Coatings	31	34	32	35	30	33
Chemicals	72	75	76	78	67	68
Other	3	3	1	1	2	2

Akzo Nobel	150	157	149	155	141	146

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

S E G M E N T R E P O R T I N G

Millions of euros	4th quarter		January–June

	IFRS	NL GAAP	IFRS	NL GAAP

Revenues
Pharma	858	816	1,666	1,629
Coatings	1,247	1,240	2,643	2,628
Chemicals	1,007	1,007	2,273	2,265
Other	(33)	(23)	(50)	(59)

Akzo Nobel	3,079	3,040	6,532	6,463

Operating income
Pharma	142	126	229	203
Coatings	50	35	229	190
Chemicals	166	86	189	173
Other	(75)	(90)	(100)	(110)

Akzo Nobel	283	157	547	456

Depreciation and amortization
Pharma	39	39	84	86
Coatings	30	33	63	69
Chemicals	57	59	148	153
Other	4	4	4	4

Akzo Nobel	130	135	299	312

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

S E G M E N T R E P O R T I N G

Millions of euros	January–September		January–December

	IFRS	NL GAAP	IFRS	NL GAAP

Revenues
Pharma	2,492	2,430	3,350	3,246
Coatings	4,031	4,009	5,278	5,249
Chemicals	3,310	3,298	4,317	4,305
Other	(79)	(89)	(112)	(112)

Akzo Nobel	9,754	9,648	12,833	12,688

Operating income
Pharma	313	272	455	398
Coatings	346	325	396	360
Chemicals	703	676	869	762
Other	(118)	(130)	(193)	(220)

Akzo Nobel	1,244	1,143	1,527	1,300

Depreciation and amortization
Pharma	126	129	165	168
Coatings	93	102	123	135
Chemicals	215	221	272	280
Other	6	6	10	10

Akzo Nobel	440	458	570	593

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

C O N D E N S E D C O N S O L I D A T E D B A L A N C E S H E E T

Millions of euros; at end of quarter	1st quarter		2nd quarter		3rd quarter

	IFRS	NL GAAP	IFRS	NL GAAP	IFRS	NL GAAP

Intangible assets	439	598	443	595	453	598
Property, plant and equipment	3,889	3,889	3,881	3,884	3,663	3,663
Deferred tax assets	934	419	906	401	915	423
Deferred tax asset for minimum pension liability		371		371		364
Other financial noncurrent assets	704	1,130	633	1,044	593	985

Inventories	2,181	2,181	2,186	2,186	2,100	2,100
Receivables	2,995	2,990	3,197	3,191	3,075	3,071
Cash and cash equivalents	508	508	393	393	1,559	1,559

Total	11,650	12,086	11,639	12,065	12,358	12,763

Capital and reserves	2,258	3,549	2,142	3,392	2,626	3,877
Minimum pension liability		(853)		(851)		(834)

Akzo Nobel N.V. shareholders' equity	2,258	2,696	2,142	2,541	2,626	3,043
Minority interest	145	145	139	139	144	144

Equity	2,403	2,841	2,281	2,680	2,770	3,187

Provisions	3,750	2,446	3,792	2,513	3,823	2,520
Provision for minimum pension liability		1,382		1,379		1,356
Deferred income	80		73		65
Long-term borrowings	2,741	2,741	2,747	2,747	2,737	2,737
Short-term borrowings	356	356	306	306	282	282
Current liabilities	2,320	2,320	2,440	2,440	2,681	2,681

Total	11,650	12,086	11,639	12,065	12,358	12,763

Gearing	1.08	0.91	1.17	0.99	0.53	0.46

IFRS-based reporting for 2004 & implementation of IAS 32 and 39

Safe Harbor Statement*

This unaudited report contains certain forward-looking statements which address such key issues as Akzo Nobel’s future financial results following the transition from NL GAAP to IFRS, including, in particular, the expected impacts of such change on employee benefit and pension accounting, revenue recognition, the method of accounting for income taxes and business combinations, provisions, share-based payments, investments in nonconsolidated companies, nonrecurring items, translation differences and certain other prospective changes related to the transition from reporting in NL GAAP to reporting under IFRS. Such statements are subject to change and should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS, including the implementation of IAS 32 and 39 for financial instruments. For a more complete discussion of the risk factors affecting our business please refer to our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

The financial information presented contains details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may be in a different format or the figures presented could differ from those in this report. The transitional adjustments presented have been calculated on the basis of the specific facts of the transaction and should not be used as indicators of future adjustments between NL GAAP and IFRS that will be required, due to the risk and uncertainty surrounding events in the future. This report should not be used as a projection of future results or financial condition.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Akzo Nobel N.V. Velperweg 76 P.O. Box 9300 6800 SB Arnhem The Netherlands
Tel.	+ 31 26 366 4433
Fax	+ 31 26 366 3250
E-mail	ACC@akzonobel.com
Internet	www.akzonobel.com